UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 02 )*

ACME Communications, Inc.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

004631107

(CUSIP Number)

December 31, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 004631107

1.	Names of Reporting Persons. Roger Feldman I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,623,295

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,623,295

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,623,295

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 10.1%

12.	Type of Reporting Person IN

SCHEDULE 13G
CUSIP No. 004631107

1.	Names of Reporting Persons. Harvey Hanerfeld I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	Citizenship or Place of Organization United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,623,295

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,623,295

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,623,295

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.1%

12.	Type of Reporting Person IN

Item 1.
(a)	Name of Issuer ACME Communications, Inc.

(b)	Address of Issuer's Principal Executive Offices 2101 E. 4th St., Ste. 202A, Santa Ana, CA 92705-3825

Item 2.
(a)	Name of Person Filing This schedule 13G is being filed jointly by Roger Feldman and Harvey Hanerfeld (the "Reporting Persons").

(b)	Address of Principal Business Office or, if none, Residence The address of each of the Reporting Persons is 1919 Pennsylvania Avenue, NW, Suite 725, Washington, DC 20006

(c)	Citizenship Each of the Reporting Persons is a United States citizen

(d)	Title of Class of Securities Common Stock, $.01 par value per share

(e)	CUSIP Number 004631107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)	Amount beneficially owned: * See Attachment A

(b)	Percent of class: * See Attachment A

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote * See Attachment A
	(ii)	Shared power to vote or to direct the vote * See Attachment A
	(iii)	Sole power to dispose or to direct the disposition of * See Attachment A
	(iv)	Shared power to dispose or to direct the disposition of * See Attachment A

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction: Dissolution of a group requires a response to this item.

                                 Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 4, 2008
Roger Feldman

	By:	/s/ Roger Feldman
Roger Feldman

Harvey Hanerfeld

	By:	/s/ Harvey Hanerfeld
Harvey Hanerfeld

ATTACHMENT A

As of December 31, 2007, each of Roger Feldman and Harvey Hanerfeld is the beneficial   owner of 1,623,295 shares of Common Stock, constituting 10.1% of the issued and outstanding shares of Common Stock.  As sole stockholders, directors and executive officers of West Creek Capital, Inc., a Delaware corporation that is the general partner of West Creek Capital, L.P., a Delaware limited partnership that is the investment adviser to (i) West Creek Partners Fund L.P., a Delaware limited partnership ("Partners Fund"), (ii) Cumberland Investment Partners, L.L.C., a Delaware limited liability company ("Cumberland"), (iii) WC Select L.P., a Delaware limited partnership ("Select")and (iv) certain private accounts (the "Accounts"), Mr. Feldman and Mr. Hanerfeld may be deemed to have the shared power to direct the voting and disposition of the 737,135 shares of Common Stock owned by Partners Fund, the 360,476 shares of Common Stock owned by Cumberland, the 449,993 shares of Common Stock owned by Select and the 75,691 shares of Common Stock held in the Accounts.